UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Annual General Meeting Results

On July 10, 2025, IHS Holding Limited (the “Company”) held its 2025 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 235,262,829 of the Company’s ordinary shares, as of the May 8, 2025 record date (the “Record Date”) were represented in person or by proxy, constituting a quorum. Voting at the AGM was conducted by way of a poll, and other than in respect of certain limitations and exceptions as detailed in the Second Amended and Restated Memorandum and Articles of Association, each ordinary share issued and outstanding as of the close of business on the Record Date was entitled to one (1) vote on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, each of which was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 2, 2025.

Proposal No. 1: To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors, John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land to serve as Class II Directors, and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari to serve as Class III Directors until the Company’s annual general meeting to be held for the year ended December 31, 2026 (the “2026 AGM”), or until their earlier death, resignation, disqualification or removal.

Nominee	For	Withheld	Broker Non-Votes
Frank Dangeard	217,149,739	40,615	(0)
Phuthuma Nhleko	217,107,653	82,701	(0)
John Ellis Bush	217,062,797	127,557	(0)
Mallam Bashir Ahmad El-Rufai	216,077,934	1,112,420	(0)
Nicholas Land	209,362,752	7,827,602	(0)
Sam Darwish	217,036,276	154,078	(0)
Ursula Burns	210,168,939	7,021,415	(0)
Maria Carolina Lacerda	214,966,128	2,224,226	(0)
Aniko Szigetvari	208,977,265	8,213,089	(0)

Based on the foregoing votes, Frank Dangeard and Phuthuma Nhleko were elected as Class I Directors, John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land were elected as Class II Directors, and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari were elected as Class III Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: July 10, 2025	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer